Calculation of Filing Fee Tables
Table 1: Transaction Valuation
		Proposed Maximum Aggregate Value of Transaction	Fee Rate	Amount of Filing Fee
Fees to be Paid	1	$ 758,294,205.56	0.0001531	$ 116,094.84
Fees Previously Paid
	Total Transaction Valuation:	$ 758,294,205.56
	Total Fees Due for Filing:			$ 116,094.84
	Total Fees Previously Paid:			$ 0.00
	Total Fee Offsets:			$ 0.00
	Net Fee Due:			$ 116,094.84
Offering Note
[1]	Capitalized terms used below but not defined herein have the meanings assigned to such terms in the Agreement and Plan of Merger, dated as of July 11, 2025, by and among Zimmer Biomet Holdings, Inc., Honey Badger Merger Sub, Inc., and Monogram Technologies Inc. (i) Title of each class of securities to which the transaction applies: (a) common stock, par value $0.001 per share (the "Company common stock"), of Monogram Technologies Inc. and (c) series E redeemable perpetual preferred stock, par value $0.001 per share (the "Series E preferred stock"). (ii) Aggregate number of securities to which the transaction applies: As of the close of business on August 4. 2025, the maximum number of shares of Company common stock and Series E preferred stock to which this transaction applies is estimated to be 46,342,226, which consists of: a. 40,632,367 shares of Company common stock issued and outstanding entitled to receive the per share merger consideration of up to $16.41 per share (the "Aggregate Per Share Merger Consideration"), which consists of a $4.04 per share cash payment upfront (the "Cash Amount") and one contingent value right that could result in an additional cash payment of up to $12.37 per share; b. 5,674,859 shares of Company common stock subject to outstanding and unexercised Company options that have an exercise price of less than $4.04 ("in the money options"); and c. 35,000 shares of Series E preferred stock issued and outstanding entitled to receive $100.00 per share. (iii) Per unit price or other underlying value of the transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined): Solely for the purpose of calculating the filing fee, as of the close of business on August 4, 2025, the underlying value of the transaction was calculated as the sum of: a. the product of 40,632,367 shares of Company common stock issued and outstanding multiplied by the Aggregate Per Share Merger Consideration of $16.41 per share; b. the product of 5,674,859 in the money options and $15.51, which is the difference between the Aggregate Per Share Merger Consideration and the in the money options' weighted average exercise price payable per share of $0.90; and plus c. the product of 35,000 shares of Series E preferred stock issued and outstanding multiplied by $100.00 per share (such sum, the "Total Consideration"). In accordance with Section 14(g) of the Exchange Act, the filing fee was determined by multiplying the Total Consideration by 0.00015310.

Table 2: Fee Offset Claims and Sources	☑Not Applicable
		Registrant or Filer Name	Form or Filing Type	File Number	Initial Filing Date	Filing Date	Fee Offset Claimed	Fee Paid with Fee Offset Source
Fee Offset Claims	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Fee Offset Sources	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A